AB 3/B

15048976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 66032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gradient Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4105 LEXINGTON AVE
(No. and Street)

ARDEN HILLS (City) MN (State) 55126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DR (Address) MINNEAPOLIS (City) MN (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, Nick Stovall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gradient Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA MARIE WALKER
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2018

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRADIENT SECURITIES, LLC

Arden Hills, Minnesota

Financial Statements

December 31, 2014 and 2013

Gradient Securities, LLC

CONTENTS

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of Gradient Securities

We have audited the accompanying financial statements of Gradient Securities, LLC (the Company), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations and members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 26, 2015

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

GRADIENT SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and Equivalents	$ 769,990	$ 673,219
Commissions Receivable ($35,200 and $163,213, respectively, from related party)	145,614	241,304
Accounts Receivable ($26,124 and $53,898, respectively, from related party)	66,454	70,437
Prepaid and Other Current Assets	227,339	136,180
Total Current Assets	1,209,397	1,121,140
Office Equipment, net accumulated depreciation of $32,848 in 2014 and $12,243 in 2013	104,887	120,212
Total Assets	$ 1,314,284	$ 1,241,352
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 8,283	$ 13,730
Commissions Payable	130,492	77,597
Other Current Liabilities and Current Maturities	90,661	86,876
Unearned Commissions and Fees	159,076	193,744
Total Current Liabilities	388,512	371,947
Long-term Liabilities		
Furniture and Fixtures Note, Net of Current Maturities	25,134	62,539
Total Liabilities	413,646	434,486
Members' Equity	900,638	806,866
Total Liabilities and Members' Equity	$ 1,314,284	$ 1,241,352

The accompanying notes are an Integral Part of these Financial Statements.

GRADIENT SECURITIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
December 31, 2014 and 2013

	2014	2013
REVENUE		
Commissions	$ 7,387,967	$ 5,291,198
Services	767,212	540,257
Other	59,155	35,527
Total Revenue	8,214,334	5,866,982
EXPENSES		
Commission Compensation	5,976,202	4,149,218
Trade Fees	42,236	15,205
Advertising	105,464	40,083
Bad Debt	11,367	3,225
Bank Charges	15,950	15,788
Professional & Consulting Fees	162,824	124,134
Depreciation	20,606	8,146
Insurance	206,513	175,719
Interest Expense	3,556	2,415
Investment Tools, Technology & Subscriptions	69,850	46,516
Licensing & Regulatory Fees	152,241	146,140
Office Expenses	46,514	42,950
Office Space and Equipment	40,626	34,392
Payroll Tax and Benefits	70,315	60,800
Salary & Wages	1,160,791	861,849
Taxes	1,049	550
Travel & Entertainment	34,458	44,658
Total Expenses	8,120,562	5,771,788
NET INCOME	93,772	95,194
Members' equity at beginning of year	806,866	411,672
Capital contributions by members	-	300,000
MEMBERS' EQUITY AT END OF YEAR	$ 900,638	$ 806,866

The accompanying notes are an integral part of these Financial Statements

GRADIENT SECURITIES, LLC
STATEMENTS OF CASH FLOWS
December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 93,772	$ 95,194
Adjustments to reconcile net income to net cash provided by (used for) operating activities		
Depreciation and Amortization	20,606	8,146
Changes in operating assets and liabilities		
Commissions Receivable	95,690	(115,805)
Accounts Receivable	3,983	(33,278)
Other Assets	(91,159)	(32,546)
Accounts Payable	(5,447)	(3,172)
Commissions Payable	52,895	749
Other Liabilities	3,785	19,881
Unearned Commissions & Fees	(34,668)	21,573
Net cash provided by (used for) operating activities	139,457	(39,258)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,281)	(2,232)
Net cash used for investing activities	(5,281)	(2,232)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	-	300,000
Payments on Debt for Furntiture and Fixtures Note	(37,405)	(12,471)
Net cash provided by (used for) financing activities	(37,405)	287,529
NET INCREASE IN CASH	96,771	246,039
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	673,219	427,180
CASH AND EQUIVALENTS AT END OF YEAR	$ 769,990	$ 673,219
SUPPLEMENTAL INFORMATION		
Cash Paid for Interest	$ 3,556	$ 2,415
Cash Paid for Taxes	$ 1,049	$ 550
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Furniture and Fixtures Financed with Note	$ -	$ 112,241

The accompanying notes are an integral part of these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (formerly known as SYM Capital Securities, LLC) (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers securities, bonds, variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives. The Company also receives trailing commissions from transactions entered into during previous fiscal years. In June 2013, the Company received their Series 7 license from FINRA, which allows the Company to sell securities. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because of limited business and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such contingencies currently exist that will have a material effect on the financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with recognized industry practice. Securities transactions are recorded on a trade date basis. Revenues arising from the sale of variable annuity contracts are recognized when the issuer approves the investment transaction.

Income Taxes: The Company is a multi-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to each member. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's members. There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities. The Company's tax years 2013, 2012 and 2011 and the twelve months ended December 31, 2014 are open for examination by federal and state taxing authorities.

Primarily due to the multi-member limited liability company tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

Cash and equivalents: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no related off-balance sheet risk.

Advertising: The Company expenses advertising costs when incurred. Total advertising costs were approximately $105,500 and $40,100 for the years ended December 31, 2014 and 2013, respectively.

Office Furniture and Equipment: Equipment is capitalized and stated at cost, net of accumulated depreciation, on the balance sheet. Depreciation is provided over the estimated useful lives. At December 31, 2014 and 2013, property and equipment was made up of computers, computer equipment, office equipment, and office furniture which were being depreciated on a straight-line basis over 3 and 7 years respectively. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Subsequent Events: The Company has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued. On January 9, 2015 the Company became registered as a Registered Investment Advisory firm in addition to the broker dealer activities.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data for substantially the full term of the asset or liability. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The fair value of financial instruments classified as assets or liabilities, including cash equivalents, accounts and commissions receivable, commissions payable and other current liabilities approximate carrying value, principally because of the short maturities of these items.

Commissions Receivable: The Company maintains commissions receivable on the Statement of Financial Condition in the amounts of $145,614 and $241,304 for the years ended December 31, 2014 and 2013, respectively. These receivables represent a combination of gross dealer concessions from various insurance and investment companies along with amounts due from a related-party insurance company as described in Note 4. The amounts listed represent trades that have been completed and recognized as revenue in accordance with the Company's revenue recognition policy. These receivables are not secured and no reserves for bad debt have been established to date, as the management expects to receive all receivables in their entirety.

Commissions Payable: The Company maintains commissions payable on the Statement of Financial Condition in the amounts of $130,492 and $77,597 for the years ended December 31, 2014 and 2013, respectively. These payables represent amounts earned by registered representatives who have submitted completed sales transactions for which they representative has not yet received payment for the commission. The amounts contained in commissions payable are a function of the gross dealer concession (GDC) earned by the Company and will vary in amount from 70% - 95% of the GDC depending on the contracted payout level of each individual registered representative.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2014 and 2013, the net capital ratio, net capital and excess net capital are as follows:

	2014	**2013**
Aggregate indebtedness to net capital ratio	1.17:1	1.70:1
Net capital	$353,421	$255,518
Excess net capital	$303,421	$205,518

NOTE 4 – RELATED PARTY TRANSACTIONS

Effective September 1, 2010, Gradient Insurance Brokerage, Inc. and Gradient Securities, LLC entered into an agreement to distribute a portion of the net commission override earnings of Gradient Insurance Brokerage, Inc. to Gradient Securities, LLC for an agreed upon percentage of all annuity insurance business conducted through Gradient Insurance Brokerage, Inc. by a commonly affiliated registered representative of Gradient Securities, LLC. During 2014 and 2013, this agreement produced income of $362,497 and $422,800, respectively, for Gradient Securities, LLC, which is included in commissions revenue on the statement of operations. Additionally, $35,200 and $163,213 is included in commissions receivable at December 31, 2014 and 2013, respectively.

The Company entered into a lease agreement with A-Street, LLC, a related party entity, on August 1, 2011, for a fractional use of three corporate owned aircraft that requires monthly payments of $1,548 as of December 31, 2014 and 2013, plus variable use expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 days notice. The Company recorded $18,578 and $24,876 of travel expense on the statements of operations related to this lease for the years ended December 31, 2014 and 2013, respectively.

On October 1, 2011, the Company entered into a Membership Agreement with Gradient Financial Group, LLC, an affiliated company, to provide various administrative, marketing and support functions. This agreement is made effective with a one year term and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments toward the membership in an amount of $5,600 monthly as of December 31, 2013. The Company recorded expenses under this agreement of $63,000 and $61,400 for the years ended December 31, 2014 and 2013, respectively. The Company had payables due under this agreement of $966 and $2,620 for the years ended December 31, 2014 and 2013, respectively.

The Company had an agreement with Gradient Insurance Brokerage, Inc. that required monthly payments of $2,136 for use of office space. The Company paid $17,089 in rent to Gradient Insurance Brokerage, Inc. in 2013. On June 8, 2013, the Company entered into a new Lease Agreement with 4105 Lexington North, LLC, an affiliated company, to lease office space. This lease runs for three years from September 1, 2013 through August 31, 2016 and base rent is $3,386 per month. Base rent includes routine basic services, real estate taxes, insurance, and common area maintenance charges.

Future minimum lease commitments over the term of the lease are as follows:

Year	Amount
2015	40,627
2016	27,084
Total	$67,710

Rent expense was $40,627 and $34,392 for the years ended December 31, 2014 and 2013, respectively.

During 2013 the Company into an agreement to with Gradient Advisors, LLC to provide management and various support services. The Company would invoice Gradient Advisors for the fair value of these services on a monthly basis. The Company has revenue in the amount of $337,399 and $153,709 for the years ending December 31, 2014 and 2013, respectively. The Company maintained outstanding receivables as it pertains to this revenue in the amount of $36,124 and $53,898 for the years ending December 31, 2014 and 2013, respectively.

NOTE 5 – LEASES

The Company leased its facility from an unrelated party under an operating lease through August 2013 when it expired. The lease provided for scheduled base rent increases for each year of the lease. In addition to the base lease, the Company was responsible for an annually adjusted common area maintenance (CAM) assessment based on the proportional share of the rentable space for shared space and operating costs.

There are no future minimum lease payments due for this lease.

Rent expense and common area maintenance related to the lease described above was approximately $5,735 for the year ended December 31, 2013.

NOTE 6 –DEBT

The Company has a note payable in the amount of $51,022 as of December 31, 2014. This note is listed as Other Current Liabilities on the Statement of Financial Condition as the remaining balance will be entirely paid during 2015. The amount represents a finance agreement that was established to subsidize the annual errors and omissions insurance policy for the Company's registered representatives. This is an unsecured note that carries an annual interest rate of approximately 5.54% with a total amount due for principal and interest during 2015 of $52,000.

The Company also entered into a note payable with a related party as of June, 2013, for the purchase of furniture and equipment in the amount of $112,241. This note has a 36 month term at a stated interest rate of 0.22%, due in monthly installments of $3,118. The balance on the note for the years ending December 31, 2014 and 2013, is $62,447 and $99,770, respectively.

The future maturities on long-term debt over the following five years is as follows:

2015	$37,313
2016	$25,134
	$62,447

GRADIENT SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

For the years ended December 31, 2014 and 2013

Schedule I

	2014	2013
NET CAPITAL:		
Total members' equity	$ 900,638	$ 806,866
Deduct:		
Nonallowable assets:		
Other assets	(547,217)	(551,348)
Net Capital	$ 353,421	$ 255,518
AGGREGATE INDEBTEDNESS	$ 413,646	$ 434,486
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	117.0%	170.0%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 50,000	$ 50,000
Excess net capital	$ 303,421	$ 205,518

No reconciliations deemed necesesary since no material differences were noted in the computation of net capital.

GRADIENT SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

For the years ended December 31, 2014 and 2013

Schedule II

Gradient Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

GRADIENT SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
For the years ended December 31, 2014 and 2013
Schedule III

Gradient Securities, LLC is exempt from Rule 15c3-3 under Subparagraph (k)(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of Gradient Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(ii), in which (1) Gradient Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gradient Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Gradient Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Gradient Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gradient Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 26, 2015

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

T 866 991 1539 F 651 379 8040 gradientsecurities.com

GRADIENT | SECURITIES, LLC

2/26/2015

Boulay PLLP
7500 Flying Cloud Dr, Ste 800
Minneapolis, MN 55344

RE Exemption Report claimed under Rule 15c3-3(k)(2)(ii)

Dear Boulay Group:

In connection with your engagement to perform review of Gradient Securities, LLC Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2014, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best knowledge and belief Gradient Securities, LLC has met the exemption provision of Rule 15c3-3(k)(2)(ii) without exception throughout for the year ended December 31, 2014. The Company is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly the Company is not required to maintain "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to December 31, 2014, that Gradient Securities, LLC would not have met the exemption provisions of Rule 15c3-3(k)(2)(ii).

Your report is intended solely for the information and use of Gradient Securities, LLC and the Securities and Exchange Commission and Financial Industry Regulatory Authority Inc. and is not intended to be and should not be used by anyone other than those specified parties.

Mr. Nicholas Stovall, FINOP